Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 5, 2010
Relating to Preliminary Prospectus dated May 5, 2010
Registration No. 333-163703

Americold Realty Trust

FREE WRITING PROSPECTUS

            This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated May 5, 2010 included in Amendment No. 8 to the Registration Statement on Form S-11 (File No. 333-163703) of Americold Realty Trust (the "Company"), as filed with the Securities and Exchange Commission on May 5, 2010 (as so amended, the "Registration Statement"), relating to the Company's proposed offer and sale of its common shares of beneficial interest, par value $0.01, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus included in the Registration Statement, including the section entitled "Risk Factors" beginning on page 20 of the revised preliminary prospectus.

            To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company's filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1455863/000104746910004799/a2198481zs-11a.htm

Revised Proposed Terms of Initial Public Offering and Concurrent Private Placement

Common shares offered by us	60,000,000 shares
Common shares subject to underwriters' option to purchase additional common shares	9,000,000 shares
Initial public offering price per share	$9.00-$11.00
Common shares to be outstanding after this offering	132,370,609 shares(1)
New York Stock Exchange ("NYSE") symbol	"ACRE"
Gross proceeds from issuance of senior secured notes	$325 million
Assumed interest rate for senior secured notes	7.75%

(1)
Includes:

•
69,370,609 common shares outstanding as of March 31, 2010.

•
common shares having a market value of $30,000,000 (3,000,000 common shares, based on $10.00 per share, which is the mid-point of the range of prices indicated on the front cover of the revised preliminary prospectus) issued, upon consummation of this offering, to an entity controlled by Yucaipa as an advisory fee for services rendered to our company in connection with this offering.

            Excludes:

  •
  warrants to purchase 18,574,619 common shares outstanding;

  •
  up to 9,000,000 common shares that may be issued by us upon exercise of the underwriters' option to purchase additional common shares;

  •
  6,143,549 common shares issuable upon the exercise of outstanding options at a weighted average exercise price of $8.70 per share, including options granted to former Versacold employees who will join our company following the formation transactions;

  •
  292,500 common shares in the form of restricted stock or restricted stock units including approximately 262,500 restricted stock or restricted stock units for former Versacold employees who will join our company following the formation transactions and approximately 30,000 restricted stock units granted to our independent trustees upon the consummation of this offering; and

  •
  2,313,951 common shares reserved for future issuance under our long-term incentive plan.

Revised Use of Proceeds

          We estimate that our gross proceeds from the sale of 60,000,000 common shares by our company in this offering will be approximately $600,000,000 (approximately $690,000,000 if the underwriters fully exercise their option to purchase additional common shares), assuming an initial public offering price of $10.00 per common share, the mid-point of the range of prices indicated on the front cover of our prospectus. After deducting the underwriting discounts and commissions of this offering, we expect to receive net proceeds of approximately $564,000,000 (approximately $648,600,000 if the underwriters fully exercise their option to purchase additional common shares).

          We intend to use the proceeds of this offering, together with the proceeds of the concurrent senior secured notes offering, to fund the consideration required for the formation transactions and to pay certain expenses and taxes related to this offering and the formation transactions. Any proceeds remaining after the uses set forth above will be used for general corporate purposes and potentially to fund future acquisitions.

          At the pro forma date, our intended use of the proceeds of this offering and the offering of the senior secured notes are summarized in the following sources and uses table:

(in thousands)
Sources of funds:
Gross proceeds from sale of common shares offered hereby(1)	$600,000
Gross proceeds from issuance of senior secured notes	325,000

Total	$925,000

Uses of funds:
Consideration for the formation transactions(2)	$728,543
Underwriting discounts and commissions, and debt origination and structuring fees(3)	44,000
Other expenses of the formation transactions(4)	46,500
Excess cash	105,957

Total	$925,000

(1)
Assumes an initial public offering price of $10.00 per common share, the mid-point of the range of the prices indicated on the front cover of the prospectus.

(2)
Assuming a closing date as of April 2, 2010, the consideration for the formation transactions would have been approximately $744 million, consisting of (i) approximately $714 million of Versacold's outstanding third-party indebtedness (based on exchange rates and related derivative liabilities as of that date), accrued interest and prepayment penalties as of that date, (ii) approximately $9.5 million of transaction expenses and covered tax liabilities and (iii) approximately $20 million necessary to capitalize Versacold with CAD $45 million after giving effect to the transaction; however, these amounts will change based on currency fluctuations, increased expenses and changes in the amount of cash required to capitalize Versacold with CAD $45 million after giving effect to the transaction.

(3)
Consists of approximately $36.0 million for underwriting discounts and commissions related to this offering, $6.5 million for underwriting discounts and commissions related to the senior secured notes offering and $1.5 million of fees related to the revolving credit facilities.

(4)
Consists of anticipated payments of FIRPTA tax and Australian stamp tax totaling approximately $38 million and estimated legal, accounting and printing expenses related to this offering and the offering of the senior secured notes of approximately $8.5 million.

Revised Capitalization

          The following table sets forth (1) our historical capitalization as of December 31, 2009 and (2) our pro forma capitalization which gives effect to the formation transactions including the issuance of the senior secured notes and the sale of 60,000,000 common shares in this offering at an assumed public offering price of $10.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the use of proceeds thereof. You should read this table together with "Use of Proceeds", "Selected Financial Data", "Unaudited Pro Forma Condensed Combined Financial Statements", and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	As of December 31, 2009
	Historical	Pro Forma
	(in thousands)
Cash and cash equivalents	$90,025	$212,151

Debt:
Borrowings under revolving credit facilities	$—	$—
Mortgage notes — net of discount of $16,912	1,033,088	1,033,088
Senior secured notes	—	325,000
Sale leaseback financing obligations	5,695	124,185
Capital lease obligations	53,813	62,760

Total debt	1,092,596	1,545,033

Shareholders' equity:
Preferred Shares of beneficial interest (1,000 authorized, 125 Series A preferred shares issued and outstanding historical, and 25,000,000 authorized and 125 Series A preferred shares issued and outstanding pro forma)	—	—
Common Shares of beneficial interest (100,000,000 authorized, 69,342,769 issued and outstanding historical, and 250,000,000 authorized and 132,342,769 issued and outstanding pro forma)	693	1,323
Paid in capital	512,903	1,107,468
Accumulated deficit	(133,011)	(100,092)
Accumulated other comprehensive loss	(12,010)	(12,010)

Total shareholders' equity	368,575	996,689

Total capitalization	$1,461,171	$2,541,722

Revised Dilution

          Purchasers of our common shares offered in this prospectus will experience an immediate and substantial dilution of the net tangible book value of our common shares from the initial public offering price. At December 31, 2009, we had a net tangible book value of approximately $194 million, or $2.79 per common share outstanding. After giving effect to the sale of common shares offered hereby, including the use of proceeds as described under "Use of Proceeds", and the formation transactions, the issuance of the senior secured notes, the deduction of underwriting discounts and commissions and payment of the estimated expenses of the offering and formation transactions, the pro forma net tangible book value at December 31, 2009 attributable to common shareholders would have been $713 million, or $5.38 per common share. This amount represents an immediate increase in net tangible book value of $2.59 per common share to continuing investors and an immediate dilution in pro forma net tangible book value of $4.62 per common share from the public offering price of $10.00 per common share to new public investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$10.00
Net tangible book value per share before the formation transactions and sale of senior secured notes and this offering(1)	2.79
Net increase in pro forma net tangible book value per share attributable to the formation transactions and sale of senior secured notes and this offering	2.59

Pro forma net tangible book value per share after the formation transactions and sale of senior secured notes and this offering(2)		5.38

Dilution in pro forma net tangible book value per share to new investors(3)		$4.62

(1)
Net tangible book value per share of our common shares before the formation transactions and sale of senior secured notes and this offering is determined by dividing net tangible book value based on December 31, 2009 net book value of the tangible assets (consisting of shareholders' equity less intangible assets, which are comprised of goodwill, customer relationship intangibles and trade name, deferred financing costs and below market leases net of above market leases) by the number of common shares outstanding at December 31, 2009 after this offering.

(2)
Based on pro forma net tangible book value of approximately $713 million divided by the sum of 132,370,609 common shares to be outstanding after this offering, not including 25,000,668 common shares issuable upon the exercise of all outstanding options, restricted stock awards and warrants.

(3)
Dilution is determined by subtracting pro forma net tangible book value per share of our common shares after giving effect to the formation transactions and issuance of senior secured notes and this offering from the initial public offering price paid by a new investor for a common share.

Our Revised Structure

          Upon completion of this offering and the formation transactions, our public shareholders will own approximately 45.3% of our outstanding common shares, our trustees, executive officers and employees will own less than 1% of our outstanding common shares and Yucaipa will own approximately 54.7% of our outstanding common shares.

          If the underwriters exercise their option to purchase additional common shares in full, our public shareholders will own approximately 48.8% of our outstanding common shares, our trustees, executive officers and employees will own less than 1% of our outstanding common shares and Yucaipa will own approximately 51.2% of our outstanding common shares. See also "Principal Shareholders".

          On a fully-exercised basis, our public shareholders will own approximately 38.1% of our outstanding common shares, our trustees, executive officers and employees will own approximately 4.1% of our outstanding common shares and Yucaipa will own approximately 57.8% of our outstanding common shares.

          If the underwriters exercise their option to purchase additional common shares in full, on a fully-exercised basis, our public shareholders will own approximately 41.5% of our outstanding common shares, our trustees, executive officers and employees will own approximately 3.9% of our outstanding common shares and Yucaipa will own approximately 54.6% of our outstanding common shares.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001455863

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING GOLDMAN, SACHS & CO., ATTENTION: PROSPECTUS DEPARTMENT, 200 WEST ST., NEW YORK, NY 10282, TELEPHONE: 1-866-471-2526, FACSIMILE: 212-902-9316 OR BY EMAILING PROSPECTUS-NY@NY.EMAIL.GS.COM; OR J.P. MORGAN, ATTENTION: J.P. MORGAN SECURITIES INC., C/O BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NEW YORK 11717, OR BY CALLING TOLL-FREE AT 1-866-803-9204.

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